February 26, 2003

U.S. Securities and Exchange Commission

(EDGAR FILING)

Gentlemen:

We advise that the Annual Meeting of Stockholders of the Company will be held on June 10, 2003 (the second Tuesday of June as provided in the Company’s By-laws) at 4:00 o’clock P.M. at the Grand Ballroom, Dusit Hotel Nikko, Ayala Center, Makati City, Philippines.

The Board of Directors of the Company has fixed April 11, 2003 as the record date for the determination of stockholders entitled to notice of and to vote at said Annual Meeting.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary